UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For August 17, 2026

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

CHANGES TO HARMONY’S NOMINATION COMMITTEE COMPOSITION AND LEAD INDEPENDENT DIRECTOR

Johannesburg, Monday, 17 August 2026. In accordance with paragraph 6.71 of the Listings Requirements of the JSE Limited, the Company hereby notifies shareholders that Mr Frans ("Faan") Lombard has been appointed as Chairperson of Harmony's Nomination Committee with effect from 14 August 2026, succeeding Dr Mavuso Msimang, who will remain a member of the Committee.

In addition, Mr Lombard has been appointed as the Company's Lead Independent Director with effect from 14 August 2026, also succeeding Dr Msimang. These appointments are in addition to Mr Lombard's membership of the Audit and Risk Committee, as previously announced on 17 January 2025.

Ends.

For more details, contact:

Shela Mohatla
Executive: Group Company Secretary
+27 (0) 71 571 4249

Johannesburg, South Africa
17 August 2026

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: August 17, 2026	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director